SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 7-A)*


                           General Communication, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   369385 10 9
                                 (CUSIP Number)


                                 John M. Lowber
                   Vice President and Chief Financial Officer
                           General Communication, Inc.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                                 (907) 265-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 31, 1996
                          (Date of Event Which Requires
                             Filing of this Report)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

         Ronald A. Duncan
         ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) X
         (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only.


(4)      Source of Funds (See Instructions)

         N/A
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         None
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization.

         United States of America.

Number of Shares           (7)    Sole Voting Power        None
by Each Reporting
Person With:               (8)    Shared Voting Power      23,160,664 (1,2,3,4)

                           (9)    Sole Disposition Power   143,341 (2,4)

                           (10)   Shared Disposition Power 867,260 (2,5)

-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         23,483,300 shares (3,4,5,6)
-------------------------------------------------------------------------------


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 2

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

         N/A
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11).

         56.8% (3,6)
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions).

         IN
-------------------------------------------------------------------------------

-----------------

         1 All of these shares are subject to the New Voting Agreement as described in Items 4 and 6 of this Statement. Does not include options or shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan, both of which are described in Item 5 of this Statement, and does not include shares held by the Amanda Miller Trust as described in Items 4 and 5 of this Statement.

         2 Does not include shares allocated to Mr. Duncan under the Deferred Compensation Agreements as described in Item 5 of this Statement.

         3 Includes 233,708 shares of Class B Common Stock and 916,305 shares of Class A Common Stock to which Mr. Duncan has a pecuniary interest and includes 22,010,651 shares of Class A and Class B (readily convertible into Class A) Common Stock held by other parties to the New Voting Agreement, to which Mr. Duncan disavows any pecuniary interest.

         4 Includes options as described in Item 5 of this Statement.

         5 Includes shares acquired through the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan and shares subject to the Security Agreement, both as described in Item 5 of this Statement.

         6 Includes options, shares subject to the Deferred Compensation Agreements and shares held by the Amanda Miller Trust, all of which are described in Item 5 of this Statement.

-----------------




SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 3

Item 1.  Security and Issuer.

         (A) Statement. This amendment to Schedule 13D ("Statement") relates to the Class A common stock ("Class A Common Stock") of General Communication, Inc. ("Company"). The principal offices of the Company are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (B) Original Statement and Amendments. Pursuant to Rule 13d-2(c), this filing constitutes an amendment and restatement of the previously filed Schedule 13D and all amendments to it. The original Schedule 13D was filed as a result of the event dated May 1, 1988 ("Original Statement"). Amendment 1-A was filed as a result of the event dated January 1, 1989 ("Amendment 1-A"). Amendment 2-A was filed as a result of the event dated July 21, 1989 ("Amendment 2-A"). Amendment 3-A was filed as a result of the event dated June 18, 1991 ("Amendment 3-A"). Amendment 4-A was filed as a result of the event dated November 1, 1992 ("Amendment 4-A"). Amendment 5-A was filed as a result of the event dated February 1, 1993 ("Amendment 5-A"). Amendment 6-A was filed as a result of the event dated May 28, 1993 ("Amendment 6-A"). These six amendments are sometimes referred to in this Statement as the "Amendments."


Item 2.  Identity and Background.

         (A) Original Statement and Amendments. The Original Statement and the Amendments were filed by Mr. Duncan.

         (B) Statement. This Statement is filed by and on behalf of Ronald A. Duncan and amends Mr. Duncan's currently effective Schedule 13D on his ownership of Company Class A common stock, and incorporates by reference certain exhibits to the Amendments.

         (a)      Name:  Ronald A. Duncan.

         (b) Residence or Business Address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (c) Present principal occupation: President and Chief Executive Officer, General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage Alaska 99503.

         (d)      Conviction in criminal proceeding during past 5 years:  None.

         (e)      Party to civil  proceeding  during  past 5 years  and  thereby
                  subject  to  judgment,   etc.,   regarding  state  or  federal
                  securities laws: Never.



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 4

         (f)      Citizenship:  United States of America.

         Mr. Duncan is a party to a new voting agreement dated October 31, 1996 ("New Voting Agreement") with several other persons (with Mr. Duncan, "Voting Group"): (1) Prime Growth Partners, L.P. ("Prime Growth"); (2) Prime Venture I Holdings, L.P. ("Prime Holdings"); (3) Prime Cable Limited Partnership ("PCLP");
(4) Prime Venture II, L.P. ("PVII"); (5) Prime II Management, L.P. ("PIIM"); (6) Austin Ventures, L.P. ("AVLP"); (7) William Blair Venture Partners III Limited Partnership ("Blair"); (8) Centennial Fund III, L.P. ("CFIII"); (9) BancBoston Capital, Inc. ("BBCI"); (10) First Chicago Investment Corporation ("First Chicago"); (11) Madison Dearborn Partners V ("MDP"); (12) MCI Telecommunications Corporation ("MCI"); (13) Robert M. Walp ("Walp"); and (14) TCI GCI, Inc. ("TCI GCI"). The New Voting Agreement governs the voting of the Class A Common Stock and the Company Class B common stock ("Class B Common Stock") owned by members of the Voting Group. The Class B Common Stock owned by certain members of the Voting Group is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock and as a result of the New Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent of the outstanding Class A Common Stock.

         Notwithstanding the foregoing, Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which he has a pecuniary interest. Mr. Duncan has a pecuniary interest in shares of Class B Common Stock. See Item 5 for the discussion of the Class A Common Stock owned by Mr. Duncan.


Item 3.  Source and Amount of Funds or Other Consideration.

         (A) Original Statement. The amount paid for the purchase of the Class A Common Stock was approximately $5,842.00 in transactions between May 1, 1988 and September 30, 1988: (1) $485.00 in the purchase of shares on May 1, 1988; and
(2) approximately $5,357.00 in several purchases of shares by the Stock Purchase Plan for the benefit of Mr. Duncan. The allocation identified in (2) occurred over the time period May 1, 1988 to September 30, 1988, pursuant to the Stock Purchase Plan. The aggregate number of shares in those allocations were less than one percent of the outstanding Class A Common Stock at any time during that period. The amount paid for the purchase of the shares does not include the exercise price for certain outstanding options in Class A Common Stock held by Mr. Duncan. The total exercise price for those options was $346,090.50. The full amount paid for the shares came


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 5
from personal funds of Mr. Duncan, no part of which was borrowed for the purpose of acquiring, holding, trading, or voting the shares.

         (B) Amendment 1-A. The shares acquired since the filing of the Original Statement (18,019 shares) were acquired through Mr. Duncan's participation in the Stock Purchase Plan. Under the terms of the plan, one-half of the shares were purchased by Mr. Duncan for $8,054.50 through payroll deductions, and one-half of them were contributed by the Company.

         (C) Amendment 2-A. The shares were acquired through Mr. Duncan's participation in the Stock Purchase Plan. Under the terms of the plan, one-half of the shares were purchased by Mr. Duncan for $3,182.08 through payroll deductions, and one-half of them were contributed by the Company. Mr. Duncan acquired 80,372 shares from the Company in satisfaction of a debt owed to him in the amount of $100,465 as of the date of issuance of the shares.

         (D) Amendment 3-A. A portion of the shares (29,743 shares) were acquired in a series of purchases by Mr. Duncan through his participation in the Stock Purchase Plan. Under the terms of the plan, one-half of these shares were purchased by Mr. Duncan for $32,797.50 through payroll deductions, and one-half of them were contributed by the Company. A portion of the securities (48,209 shares) were acquired by Mr. Duncan through the exercise of an option at $.75 per share, i.e., for a purchase price of $36,156.75. The full amount paid for the shares came from personal funds of Mr. Duncan, no part of which was borrowed.

         (E) Amendment 4-A. A portion of the shares (8,850 shares) were acquired in a series of purchases by Mr. Duncan through his participation in the Stock Purchase Plan. Under the terms of the plan, one-half of these shares were purchased by Mr. Duncan for $8,722 through payroll deductions, and one-half of them were contributed by the Company.

         (F) Amendment 5-A. A portion of the shares (4,280 shares) were acquired in a series of purchases by Mr. Duncan through his participation in the Stock Purchase Plan. Under the terms of the plan, one-half of these shares were purchased by Mr. Duncan for $3,317 through payroll deductions, and one-half of them were contributed by the Company. A portion of the shares (247,947 shares) were acquired by Mr. Duncan through the exercise of an option at $1.25 per share, i.e., for a purchase price of $309,933.75. The amount to be paid for the shares was to come from proceeds which Mr. Duncan derived from the simultaneous sale of a portion of the shares (244,996 shares). The transaction occurred as of February 1, 1993. A portion of the purchase price was to be borrowed funds which would be repaid concurrent with the sale of the shares back to the Company.

         (G)  Amendment  6-A.  A portion  of the shares  (247,947  shares)  were



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 6
acquired by Mr. Duncan through the exercise of an option at $1.25 per share, i.e., for a purchase price of $309,933.75. The amount to be paid for the shares came from proceeds which Mr. Duncan derived from the simultaneous sale of a portion of the shares (244,996 shares). A portion of the purchase price was borrowed which was repaid concurrent with the sale of the shares back to the Company. The transaction was completed on April 16, 1993, but was made effective as of February 1, 1993.

         (H) Statement. No personal funds were expended by Mr. Duncan on the matters which have caused the amendment to Mr. Duncan's Schedule 13D as contained in this Statement.

         The Company, itself and through its wholly-owned subsidiaries GCI Cable, Inc., GCI Cable/Fairbanks, Inc., and GCI Cable/Juneau, Inc. (collectively, "Cable Subsidiaries"), closed as of October 31, 1996 ("Event Date") on the following purchase and acquisition transactions and certain other related agreements ("Transactions"): (1) Prime Securities Purchase and Sale Agreement, as amended by the parties at closing ("Prime Purchase Agreement");
(2) the Alaskan Cable Purchase Agreement; (3) Alaska Cablevision Asset Purchase Agreement; (4) McCaw/Rock Homer Asset Purchase Agreement; (5) McCaw/Rock Seward Asset Purchase Agreement; and (6) MCI Stock Purchase Agreement ("MCI Purchase Agreement"). The Transactions include a new voting agreement ("New Voting Agreement") entered into between certain holders of Class A Common Stock including Mr. Duncan, i.e., the Voting Group, as described in Items 4 and 6 of this Statement and a registration rights agreement ("Prime Registration Rights Agreement") described in Item 6 of this Statement.

         As a  result  of the  Transactions,  the  Company,  through  the  Cable
Subsidiaries, has acquired, as of the Event Date, interests in seven cable companies providing services in Alaska as follows ("Cable Companies"): (1) directly or indirectly, all of the equity securities of and equity participation interests in Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime"); (2) substantially all of the assets of the Alaskan Cable companies comprised of three Alaska corporations as follows (collectively, "Alaskan Cable"): (a) Alaskan Cable Network/Fairbanks, Inc., (b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation; (4) substantially all of the assets of McCaw/Rock Homer Cable Systems, J.V., an Alaska joint venture; and (5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

         As part of the consideration for the acquisition of Prime and Alaskan Cable, the Company, as of the Event Date, issued and sold 14,723,077 shares of Class A Common Stock ("Company Stock") which was divided between those companies for further distribution to their respective security holders and subject to share holdback: (1) Prime--11,800,000 shares of Class A Common Stock ("Prime Company Shares");


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 7
and (2) Alaskan Cable--2,923,077 shares of Class A Common Stock to be distributed between the sole shareholder of each of the three corporations comprising Alaskan Cable in portions acceptable to the Company. Through the MCI Purchase Agreement the Company issued, as of the Event Date, 2 million shares of Class A Common Stock ("MCI Company Stock").

         The closing on the Prime Purchase Agreement and the closing on the MCI Purchase Agreement were each contingent upon the closing of the other. The Transactions were approved by the shareholders of the Company at its annual meeting held on October 17, 1996. The security holders of each Cable Company approved the Transaction corresponding to their respective Cable Company or otherwise consented to that Transaction on or prior to October 30, 1996.

         Pursuant to the Prime Purchase Agreement, the Prime Company Shares were distributed to the following persons ("Prime Sellers"): (1) Prime Growth; (2) Prime Holdings; (3) PCLP, the sole shareholder of Prime Cable Fund I, Inc., a Delaware corporation and the sole general partner of Prime; (4) the shareholders of Alaska Cable, Inc., a Delaware corporation and limited partner of Prime ("ACI"), which shareholders are named below; and (5) the holders of the equity participation interests in Prime, which are also named below. Immediately prior to the Transactions, the shareholders of ACI were Prime Growth, Prime Holdings, PVII, AVLP, Blair, Centennial Fund II, L.P. ("CFII"), Centennial Fund III, L.P. ("CFIII"), and Centennial Business Development Fund. The holders of the equity participation interests (also sometimes referred to as profit participation contract rights or profit participation interests) in Prime were BBCI, First Chicago and MDP. The following Prime Seller related persons (through their designated agent, PIIM) entered into the New Voting Agreement ("Prime Group"):
Prime Growth, Prime Holdings, PVII, PCLP, PIIM, AVLP, Blair, CFIII, BBCI, First Chicago and MDP.


Item 4.  Purpose of Transaction.

         (A) Original Statement. Mr. Duncan exercised certain warrants to purchase 1,134,172 shares of Class A Common Stock at an exercise price of approximately $0.00043 per share. The warrants were initially issued in August, 1980. Mr. Duncan's ownership of this Class A Common Stock originated from his role as a founder of the Company and his desire over the years of development and operations of the Company to remain a principal shareholder of it.

         (B) Amendment 1-A. Mr. Duncan along with many employees of the Company had participated in the Stock Purchase Plan as a means of gaining an equity interest in the Company.

         (C) Amendment  2-A. Mr. Duncan along with many employees of the


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 8

Company participated in the Stock Purchase Plan as a means of gaining an equity interest in the Company. Separately, Mr. Duncan sold 105,111 shares of Class A Common Stock to the Company and the Company established the first deferred compensation agreement ("First Deferred Compensation Agreement") on June 12, 1989. Under the First Deferred Compensation Agreement the Company credited an account on its books on that date with a bonus of $325,000 with respect to Mr. Duncan's past service to the Company. Amounts in that account accrued interest at 10% per annum unless there was an investment election on the account by Mr. Duncan, i.e., an election to have the balance of the deferred bonus account treated as though it was invested in common stock of the Company. On July 21, 1989, Mr. Duncan made the election to take Class A Common Stock, and the Company concurred in that election. A total of 105,111 shares of Class A Common Stock was the subject of the First Deferred Compensation Agreement, and the shares were issued in the name of and are held by the Company. These shares are not voted.

         (D) Amendment 3-A. Mr. Duncan along with many employees of the Company participated in the Stock Purchase Plan as a means of gaining an equity interest in the Company. Separately, Mr. Duncan sold shares (69,999 shares) on July 31, 1990 and acquired shares (48,209 shares) on June 18, 1991 through the exercise of options. These transactions were a part of his personal finance plan and unrelated to the operations of the Company.

         (E) Amendment 4-A. Mr. Duncan along with many employees of the Company participated in the Stock Purchase Plan as a means of gaining an equity interest in the Company. Separately, Mr. Duncan sold shares (24,320 shares) on November 1, 1992. These transactions were a part of his personal finance plan and unrelated to the operations of the Company. Mr. Duncan was granted options to acquire 200,000 shares of Class A common stock through the Company's Stock Option Plan as further described in Item 5(E) of this Statement.

         On November 1, 1992 Mr. Duncan transferred as gifts 5,760 shares to Dani Bowman and 18,560 shares to the Amanda Miller Trust. The trust is further described elsewhere within this Statement. See, Item 4(H).

         (F) Amendment 5-A. Mr. Duncan along with many employees of the Company participated in the Stock Purchase Plan as a means of gaining an equity interest in the Company. Separately, Mr. Duncan sold securities as follows: (1) 23,889 shares on January 12-30, 1993; (2) 30,000 shares on January 21-29, 1993; and (3)
10,000 shares on February 1, 1993. He exercised an option (see Item 3(F) of this Statement) and simultaneously sold 244,996 shares on February 1, 1993 retaining the difference of 2,951 shares. All of these transactions were a part of his personal finance plan and were unrelated to the operations of the Company.

         On December  31, 1992 MCI  Communications  Corporation  ("MCI") and the



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 9

Company entered into a letter of intent outlining the general terms and conditions of several proposed arrangements between them to be subsequently reduced to separate agreements ("MCI Agreements").

         Under the MCI Agreements, MCI Telecommunications Corporation acquired approximately 30% of the outstanding common stock of the Company for a total purchase price of $13,280,000. That is, 6,251,509 shares of Class A and 1,275,791 shares of Class B Common Stock were issued. As a part of the transaction, MCI was assured by the Company of having the right to nominate two members of the Company Board. The Company Board was expanded from five to seven seats, and Mr. Duncan along with three other principal shareholders of the Company entered into a Voting Agreement to ensure that MCI would be able to exercise its right to make those nominees. The Voting Agreement was to continue until the annual meeting of shareholders to be held in 1997 and is further discussed elsewhere in this Statement. See Items 6(G) and (H). As a part of the stock sale, MCI and the Company agreed to work together to establish several business arrangements between them regarding telecommunications services, licensing of services between them, leasing of equipment, purchasing of service marks, communication network sharing and sharing of various marketing, engineering, and operating services.

         (G) Amendment 6-A. Mr. Duncan sold securities as follows: (1) 244,996 shares effective February 1, 1993 and (2) 35,000 shares on April 30 - May 11, 1993. These transactions were a part of his personal finance plan and unrelated to the operations of the Company.

         On March 24, 1993 the Company Board approved the expansion of the board from five to seven positions. This act was done in anticipation of the sale of a substantial amount of stock (see Item 5(F) of this Statement) under a letter of intent between MCI and the Company dated December 31, 1992 ("Letter of Intent"). The Letter of Intent outlines the general terms and conditions of the MCI Agreements.

         On May 28, 1993 Mr. Duncan entered into the Voting Agreement with three other persons as described elsewhere in this Statement. See Item 4(H).

         (H) Statement. It is the understanding of Mr. Duncan that the Prime Company Shares were acquired for investment purposes and that the holders of those shares intend to review continuously and monitor their investment in the Company. It is the understanding of Mr. Duncan that the holders of the Prime Company Shares have under the Prime Purchase Agreement and the Prime Registration Rights Agreement rights to cause the Company to register pursuant to the Securities Act of 1933, as amended ("Securities Act") a portion or all of the Prime Company Shares for secondary offers and sales by the Company on behalf of those holders.




SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 10

         Pursuant to the Prime Purchase Agreement, at closing under the agreement, certain of the Prime Sellers, i.e., the Prime Group (through its designated agent PIIM) entered into the New Voting Agreement with other members of the Voting Group. Under the New Voting Agreement, the members of the Voting Group have agreed to vote their voting securities of the Company to cause the board of directors of the Company ("Company Board") to be maintained at not less than eight seats. Pursuant to the New Voting Agreement, the Prime Group has the right to nominate individuals to fill two of those positions. In part, the New Voting Agreement requires the signatories to the New Voting Agreement to vote for those nominees with limiting conditions as described in Item 6 of this Statement.

         Except as set forth above or as set forth in Item 6 in this Statement, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 11

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (A) Original Statement. On May 1, 1988, Mr. Duncan exercised certain warrants to purchase 1,134,172 shares of Class A Common Stock at an exercise price of approximately $0.00043 per share. In so doing, his total shareholdings in the outstanding Class A Common Stock exceeded 5%. These warrants were initially issued in August, 1980. Additional shares of Class A Common Stock were acquired by the Stock Purchase Plan for the benefit of Mr. Duncan between May 1, 1988 and September 30, 1988, totaling approximately 3,810 shares. The aggregate number and percentage of the outstanding Class A Common Stock beneficially owned by Mr. Duncan as of September 30, 1988 were 1,524,216 shares and approximately 15.49%, respectively. These securities included (1) options to purchase 48,209 shares of Class A Common Stock exercisable immediately at $.75 per share up through December 1, 1991; (2) 13,169 shares of Class A Common Stock held for the benefit of Mr. Duncan by virtue of his participation in the Stock Purchase Plan;
(3) options to purchase 247,947 shares of Class A Common Stock exercisable immediately at $1.25 per share up through April 19, 1993; (4) 1,214,691 shares of Class A Common Stock held by Mr. Duncan; and (5) 200 shares of Class A Common Stock held in an IRA for Mr. Duncan.

         All of the issued shares identified in the previous paragraph were held by Mr. Duncan with sole power to vote or to direct the vote of those shares with the exception of shares held by the Stock Purchase Plan for the benefit of Mr. Duncan (13,169 shares of Class A Common Stock). Of the issued stock identified in the previous paragraph, 296,503 shares were held by Mr. Duncan with sole power to dispose or to direct the disposition of that stock. Furthermore, Mr. Duncan shared the power to dispose of the balance of the shares identified in the previous paragraph (1,227,713 shares) as follows: (1) 13,169 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; (2) 1,134,172 shares issued pursuant to certain warrants, all of which shares are subject to a security agreement described in Items 6(A) and 6(B) of this Statement ("First Security Agreement"); and (3) 80,372 shares subject to a securities agreement described in Item 6 of this Statement ("Second Security Agreement").

         (B) Amendment 1-A. The aggregate number and percentage of shares beneficially owned by Mr. Duncan as of January 1, 1989 were 1,542,235 shares and 14.8% respectively. These shares consisted of the following: (1) options to purchase 48,209 shares exercisable immediately at $.75 per share up through December 1,


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 12

1991; (2) 31,188 shares held for the benefit of Mr. Duncan by virtue of his participation in the Stock Purchase Plan; (3) options to purchase 247,947 shares exercisable immediately at $1.25 per share up through April 19, 1993; (4) 1,214,544 shares held by Mr. Duncan which were pledged under the Security Agreements described below; (5) 200 shares held in an IRA for Mr. Duncan; and
(6) 147 shares held by Mr. Duncan. The only change in beneficial ownership of shares was the acquisition of 18,019 shares by the Stock Purchase Plan for the benefit of Mr. Duncan.

         The number of shares as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote -- 1,214,891 shares;
(2) shared power to vote or to direct the vote -- none; (3) sole power to dispose or to direct the disposition -- 296,503 shares; and (4) shared power to dispose or t direct the disposition -- 1,245,732 shares.

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 31,188 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; (2) 1,134,172 shares issued pursuant to certain warrants, all of which shares are subject to the First Security Agreement; and (3) 80,372 shares subject to the Second Security Agreement.

         Under the First Security Agreement, Mr. Duncan shares the power of disposing of the subject shares with WSMC. Under the Second Security Agreement, Mr. Duncan shares the power of disposing of the subject shares with the Federal Deposit Insurance Corporation ("FDIC"). The business address for FDIC on this transaction is FDIC, 2870 Zanker Road, San Jose, California 95134.

         The Stock Purchase plan acquired 18,019 shares of Class A Common Stock on December 31, 1988 for the benefit of Mr. Duncan and pursuant to the terms of the plan, where the purchase was made through a broker or private transaction at the prevailing market price in one or more transactions. The average price paid by the Stock Purchase Plan was $.894 per share, and the transaction was effected directly by the plan for the benefit of Mr. Duncan.

         Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends other than stock dividends.
A portion of the shares are subject to the Security Agreements.

         (C) Amendment 2-A. The aggregate number and percentage of shares beneficially owned by Mr. Duncan were 1,545,851 shares and 14.4%, respectively. These securities consisted of the following: (1) options to purchase 48,209 shares exercisable immediately at $.75 per share up through December 1, 1991;
(3) 34,804 shares held for the benefit of Mr. Duncan by virtue of his participation in the Stock


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 13

Purchase Plan; (3) options to purchase 247,947 shares exercisable immediately at $1.25 per share up through April 19, 1993; (4) 1,029,061 shares held by Mr. Duncan which are pledged under the Security Agreements described below; (5) 200 shares held in an IRA for Mr. Duncan; (6) 80,372 shares held by Mr. Duncan which are pledged under the Security Agreements as described below; (7) 147 shares held by Mr. Duncan; and (8) 105,111 shares held by the Company in the First Deferred Compensation Agreement as described in Item 4(C) of this Statement.

         The number of shares as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote -- 1,109,780 shares;
(2) shared power to vote or to direct the vote -- none; (3) sole power to dispose or to direct the disposition -- 296,503 shares; and (4) shared power to dispose or to direct the disposition -- 1,144,237 shares. These figures do not include shares allocated to Mr. Duncan under the First Deferred Compensation Agreement.

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 34,804 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; (2) 1,029,061 shares issued pursuant to certain warrants, all of which shares are subject to the First Security Agreement; and (3) 80,372 shares subject to the Second Security Agreement.

         The Stock Purchase Plan acquired 3,616 shares of Class A Common Stock during the six-month period ended June 30, 1989 for the benefit of Mr. Duncan and pursuant to the terms of the plan, where the purchase was made through a broker at the prevailing market price in one or more transactions. The average price paid by the plan was $1.76 per share, and the transactions were effected directly by the plan for the benefit of Mr. Duncan. Mr.
Duncan sold 105,111 shares on July 21, 1989.

         Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends, other than stock dividends. A portion of the shares are subject to the First and Second Security Agreements. The restrictions on the shares are the subject of the First Deferred Compensation Agreement.

         (D) Amendment 3-A. The aggregate number and percentage of shares beneficially owned by Mr. Duncan were 1,505,595 shares and 12.8%, respectively. These securities consisted of the following: (1) 64,547 shares held for the benefit of Mr. Duncan by virtue of his participation in the Stock Purchase Plan;
(2) 58,729 shares held by Mr. Duncan; (3) 1,029,061 shares held by Mr. Duncan which are pledged under the Security Agreements described in Item 5(B) of this Statement; (4) 200 shares held in an IRA for Mr. Duncan; (5) options to purchase 247,947 shares exercisable immediately at $1.25 per share up through April 19, 1993; and (6)


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 14

105,111 shares held by the Company in the First Deferred Compensation Agreement as described in Item 4(C) of this Statement.

         The number of shares as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote -- 1,087,990 shares;
(2) shared power to vote or to direct the vote -- none; (3) sole power to dispose or to direct the disposition -- 306,876 shares; and (4) shared power to dispose or to direct the disposition -- 1,093,608 shares.

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 64,547 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; (2) 1,029,061 shares issued pursuant to certain warrants, all of which shares are subject to the First Security Agreement as described elsewhere in this Statement. See Item 6(D) of this Statement.

         The Stock Purchase Plan acquired for the benefit of Mr. Duncan pursuant to the terms of the plan the following: (1) 3,154 shares during the six-month period ended December 31, 1989; and (2) 26,589 shares during the year ended December 31, 1990, where the purchases were made through a broker or in private transactions at the then prevailing market price in one or more transactions. The average prices paid by the plan in these two acquisitions were $2.07 per share, and $2.22 per share, respectively, and these transactions were effected directly by the plan for the benefit of Mr. Duncan. See Item 3(D) for the terms of the acquisition of shares by the plan. Mr. Duncan sold 69,999 shares on July 31, 1990 through a private transaction in Denver, Colorado at $2.50 per share and purchased 48,209 shares at $.75 per share on June 18, 1991 through the exercise of an option described in Item 3(D) of this Statement.

         Under the terms of the Stock Purchase Plan, shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends, other than stock dividends. A portion of the shares are subject to the Security Agreements as described in Item 6(D) of this Statement. The restrictions on the shares are the subject of the First Deferred Compensation Agreement.

         (E) Amendment 4-A. The aggregate number and percentage of shares beneficially owned by Mr. Duncan were 1,708,685 shares and 13.1%, respectively. These securities consisted of the following: (1) 73,397 shares held for the benefit of Mr. Duncan by virtue of his participation in the Stock Purchase Plan;
(2) 24,036 shares held by Mr. Duncan; (3) 1,039,434 shares held by Mr. Duncan which are pledged as described in Item 6(A); (4) 200 shares held in an IRA for Mr. Duncan; (5) options to purchase 247,947 shares exercisable immediately at $1.25 per share up through April 19, 1993; (6) 105,111 shares held by the Company in the First Deferred Compensation Agreement; (7) options to purchase 200,000 shares of Class A


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 15
common stock at $3.00 per share vesting over the five year period 1993-1997, where the options will expire if not exercised before November 1, 2002; and (8) 18,560 shares held by the Amanda Miller Trust.


         The number of shares as to which the following applied to Mr. Duncan were as follows: (1) sole power to vote or to direct the vote - 1,063,670 shares; (2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition -472,183 shares; and (4) shared power to dispose or to direct the disposition - 1,131,391 shares.

         Mr. Duncan shared the power to dispose of the securities identified in the previous paragraph as follows: (1) 73,397 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; (2) 1,039,434 shares issued pursuant to certain warrants, all of which shares are subject to the Security Agreement described elsewhere in this Statement. See Item 6(H); and (3) 18,560 shares gifted to the Amanda Miller Trust.

         The Stock Purchase Plan acquired for the benefit of Mr. Duncan pursuant to the terms of the plan the following: (1) 3,948 shares during the year ended December 31, 1981; and (2) 4,902 shares during the six-month period ended June 30, 1992, where the purchases were made through a broker or in private transactions at the then prevailing market price in one or more transactions. The average prices paid by the plan in these two acquisitions were $2.33 per share and $1.68 per share, respectively, and these transactions were effected directly by the plan for the benefit of Mr. Duncan. Mr. Duncan gifted 24,320 shares.

         Under the terms of the Stock Purchase Plan, shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends, other than stock dividends. A portion of the shares are subject to the Security Agreement as described elsewhere in this Statement. See Item 6(H). The restrictions on the shares which are the subject of the First Deferred Compensation Agreement.

         (F) Amendment 5-A. The aggregate number and percentage of shares beneficially owned by Mr. Duncan were 1,404,080 shares and 11.0%, respectively. These securities consisted of the following: (1) 77,677 shares held for the benefit of Mr. Duncan by virtue of his participation in the Stock Purchase Plan;
(2) 3,098 shares held by Mr. Duncan; (3) 999,434 shares held by Mr. Duncan which are pledged; (4) 200 shares held in an IRA for Mr. Duncan; (5) 105,111 shares held by the Company in the First Deferred Compensation Agreement; (6) 18,560 shares held in the Amanda Miller Trust; and (7) options to purchase 200,000 shares of Class A Common Stock at $3.00 per share vesting over the five-year period 1993-1997, where the options will expire if not exercised before November 1, 2002.



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 16

         The number of shares as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote - 1,002,732 shares; (2) shared power to vote or to direct the vote - none; (3) sole power to dispose or to direct the disposition -203,298 shares; and (4) shared power to dispose or to direct the disposition - 1,095,671 shares.

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 77,677 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; (2) 999,343 shares issued pursuant to certain warrants and other sources, all of which shares are subject to the Security Agreement as described in Item 6(A) of this Statement; and (3) 18,560 shares gifted to the Amanda Miller Trust. The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting.

         The Stock Purchase Plan acquired for the benefit of Mr. Duncan pursuant to the terms of the plan the following: 4,280 shares during the six-month period ended December 31, 1992. The purchases were made through brokers and through private transactions at the then prevailing market price. The average price paid by the plan in this acquisition was $1.55 per share and these transactions were effected directly by the plan for the benefit of Mr. Duncan. The terms of the acquisition of shares by the plan. Mr. Duncan was to acquire 247,947 shares on February 1, 1993 through the exercise of an option and sale of shares in blocks of varying amounts. The prices paid or received on the transactions were as follows: (1) 23,889 shares sold on January 21-29, 1993 at an average of $3.29 per share; (2) 30,000 shares sold on January 21-29, 1993 at an average of $3.29 per share; (3) 10,000 shares sold on February 1, 1993 at $3.25 per share; and
(4) 247,947 shares to be acquired through the simultaneous exercise of an option at $1.25 per share and the sale of 244,996 shares at $3.25 per share and the retention by Mr. Duncan of the difference of 2,951 shares. All of the sales (items 2-4) were or were to be effected through brokers located in Alaska and California.

         Under the terms of the Stock Purchase Plan, shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends, other than stock dividends. A portion of the shares are subject to the First Security Agreement as described in Item 6(A).

         (G) Amendment 6-A. The aggregate number and percentage of shares beneficially owned by Mr. Duncan were 1,369,080 shares and 7.25%, respectively. These securities consisted of the following: (1) 77,677 shares held for the benefit of Mr. Duncan by virtue of his participation in the Stock Purchase Plan;
(2) 3,098 shares held by Mr. Duncan; (3) 964,434 shares held by Mr. Duncan which are pledged as


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 17
described in Item 6(A) of this Statement; (4) 200 shares held in an IRA for Mr. Duncan; (5) 105,111 shares held by the Company in the First Deferred Compensation Agreement; (6) 18,560 shares held in the Amanda Miller Trust; and
(7) options to purchase 200,000 shares of Class A common stock at $3.00 per share vesting over the five-year period 1993-1997, where the options will expire if not exercised before November 1, 2002.

         The aggregate number and percentage of securities (Class A common stock) beneficially owned by other parties to the Voting Agreement were, as follows: (1) Mr. Walp - 762,830 shares and 4.0%; (2) MCI - 6,251,509 shares and 33.1%; and (3) WSMC - no shares of Class A common stock.

         The number of shares as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote - none; (2) shared power to vote or to direct the vote - 967,732 shares; (3) sole power to dispose or to direct the disposition - 203,298 shares; and (4) shared power to dispose or to direct the disposition - 1,060,671 shares.

         Mr. Duncan shares the power to vote the securities identified in the previous paragraph with three other persons, pursuant to the Voting Agreement described in Items 4 and 6 of this Report, as follows: (1) Robert Walp; (2) MCI; and (3) WestMarc Communications, Inc., a Nevada corporation and former parent company of the Company ("WSMC").

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 77,677 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; and (2) 964,434 shares issued pursuant to certain warrants and other sources, all of which shares are subject to the Security Agreement described in Item 6(A) of this Statement; and (3) 18,560 shares gifted to the Amanda Miller Trust. The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting.

         The number of shares as to which the following apply for other parties to the Voting Agreement are as follows: (1) Mr. Walp: (a) sole power to vote or to direct the vote - none; (b) shared power to vote or to direct the vote - 724,616 shares; (c) sole power to dispose or to direct the disposition - 724,616 shares; and (d) shared power to dispose or to direct the disposition - 38,214 shares; (2) MCI: (a) sole power to vote or to direct the vote - none; (b) shared power to vote or to direct the vote - 6,251,509 shares; (c) sole power to dispose or to direct the disposition - none; and (3) WSMC: (a) sole power to vote or to direct the vote - none; (b) shared power to vote or to direct the vote - none; (c) sole power to dispose or to direct the disposition none; and
(d) shared power to dispose or to direct the disposition - none. The shareholdings of WSMC which are subject to the Voting Agreement do not include Class A common stock.



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 18

         Mr. Duncan acquired 247,947 shares on February 1, 1993 through the exercise of an option and sold shares in blocks of varying amounts. The prices paid or received on the transactions were as follows: (1) 247,947 shares acquired, effective on February 1, 1993, through the simultaneous exercise of an option at $1.25 per share and the sale of 244,996 shares at $3.25 per share and the retention by Mr. Duncan of the difference of 2,951 shares; and (2) 35,000 shares sold on April 30 - May 11, 1993, at an average of $3.17 per share. All of the sales were effected through brokers located in California, except for the sale of the 244,996 shares to the Company.

         Under the terms of the Stock Purchase Plan, shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends, other than stock dividends. A portion of the shares are subject to the Security Agreement as described in Item 6(A) of this Statement.

         (H) Statement. As a result of the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group," and thereby beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly 23,160,664 shares of Company Common Stock or approximately 56.8% of the outstanding Class A Common Stock, 2,400,591 shares of which are Class B Common Stock held by certain of the parties of the New Voting Agreement and issuable as and upon the conversion to Class A Common Stock. The "group" for purposes of Rule 13d-5 is comprised of the members of the Voting Group (as defined in Item 2 above). The reporting person filing this Statement is Mr. Duncan only.

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

         Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock and Class B Common Stock in which Mr. Duncan has a pecuniary interest as set forth below.

         The  aggregate  number and  percentage  of  securities  (Class A Common
Stock)


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 19
beneficially owned (excluding shareholdings of other members of the Voting Group) by Mr. Duncan as of the Event Date were 1,224,492 shares and 3.3%, respectively. These securities consisted of the following: (1) 18,560 shares gifted by Mr. Duncan to the Amanda Miller Trust, where Ms. Miller is the daughter of Mr. Duncan's spouse Dani Bowman, and along with Mr. Duncan's mother, are beneficiaries of the trust, and Mr. Duncan has a reversionary interest in those shares; (2) 105,111 shares held by the Company in its name but for the benefit of Mr. Duncan pursuant to the terms of the First Duncan Deferred Compensation Agreement; (3) 90,220 shares held by the Company in its name but for the benefit of Mr. Duncan pursuant to the terms of the Second Duncan Deferred Compensation Agreement; (4) 94,296 shares held for the benefit of Mr. Duncan by virtue of his participation in the Company's Qualified Employee Stock Purchase Plan ("Stock Purchase Plan"); and (5) options to purchase 140,000 shares of Class A common stock at $3.00 per share vesting over the five-year period 1993-1997, where the options will expire if not exercised before November 1, 2002. Mr. Duncan is not a trustee or other officer, employee, or agent of the Amanda Miller Trust nor does he exercise any voting, investment, or dispositive powers over the investments of the trust, other than should all beneficiaries die before Ms. Miller reaches age 21, the property of the trust reverts to Mr. Duncan. A portion of these aggregate shares (916,305 shares) are subject to the New Voting Agreement. These aggregate shares do not include 5,760 shares held by Ms. Bowman, to which Mr. Duncan disavows any interest and do not include the shareholdings of other members of the Voting Group, to which Mr. Duncan disavows any pecuniary interest.

         In July, 1989 Mr. Duncan exercised his rights under the First Duncan Deferred Compensation Agreement, and the Company issued 105,111 shares held by the Company in its name but for the benefit of Mr. Duncan. In September and October, 1995, and in July, 1996, Mr. Duncan exercised his rights under the Second Duncan Deferred Compensation Agreement, and the Company issued a total of 90,220 shares held by the Company in its name but for the benefit of Mr. Duncan. None of these shares have been or will be voted while held by the Company. The full amount of the deferred compensation will be due and payable to Mr. Duncan upon the termination of his employment with the Company.

         To the best knowledge and belief of Mr. Duncan, the aggregate number and percentage of securities (Class A Common Stock) beneficially owned by each of the other Parties (as defined in Item 5(b) of this Statement) to the New Voting Agreement were, as of the Event Date, as follows: (1) Mr. Walp - 572,845 shares (not including total holdings of 303,457 shares of Class B Common Stock in which he has a pecuniary interest) and 1.6%; (2) MCI - 8,251,509 shares and 22.6%; (3) TCI - no shares of Class A Common Stock (not including total holdings of 590,043 shares of Class B Common Stock in which TCI has a pecuniary interest); and (4) Prime Group - 11,057,643 shares and 30.1%. The Prime Group does not own any Class B Common Stock.



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 20

         (b) The number of shares of Class A Common Stock as to which the following apply to Mr. Duncan are as follows (not including 248,157 shares of Class B Common Stock in which Mr. Duncan has a pecuniary interest and which are immediately convertible into Class A Common Stock): (1) sole power to vote or to direct the vote -- none (and none of Class B Common Stock as to which Mr. Duncan has a pecuniary interest); (2) shared power to vote or to direct the vote -- 916,305 shares; (3) sole power to dispose or to direct the disposition -- 143,341 shares; and (4) shared power to dispose or to direct the disposition -- 867,260 shares.

         Mr. Duncan shares the power to vote the securities identified previously in this Item 5 with four other persons, pursuant to the New Voting Agreement described in Items 4 and 6 of this Statement, as follows (including Mr. Duncan, singly, "Party," and including Mr. Duncan, collectively, "Parties"):
(1) Robert M. Walp; (2) MCI; and (3) TCI GCI, Inc. ("TCI"), a Nevada corporation and subsidiary of Tele-Communications, Inc.; and (4) the Prime Group (through its designated agent PIIM).

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 94,296 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; and (2) 772,964 shares issued pursuant to certain warrants and other sources, all of which shares are subject to security agreements ("Security Agreements"). The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting. The business address of the Stock Purchase Plan is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503. Under the Security Agreement, Mr. Duncan shares the power of disposing of the subject shares with WestMarc Communications, Inc., a Nevada corporation, the former parent company of the Company ("WSMC"). The business address for WestMarc Communications, Inc. is 5619 DTC Parkway, Englewood, Colorado 80111. Neither the Stock Purchase Plan nor WSMC (to the best information and belief of Mr. Duncan) has been convicted in a criminal proceeding nor been a party to civil proceedings regarding state or federal securities law.

         (c) None.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends other than stock dividends.

         (e) N/A.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 21

         (A) Original Statement. On September 27, 1985, Mr. Duncan executed a promissory note on a loan from WSMC. Under the First Security Agreement, the note was secured by certain warrants of Mr. Duncan for Class A Common Stock and any shares of the stock subsequently issued upon the exercise of those warrants. On May 1, 1988 all of the warrants were exercised, and Class A Common Stock was issued. Upon payment of the note in full, that stock would be released to Mr.
Duncan. The note was to be paid in full on November 30, 1988. However, the parties were negotiating an extension of the due date.

         (B) Amendment 1-A. The payment date on the note executed by Mr. Duncan on September 27, 1985 to WSMC was renegotiated by the parties to August 1, 1992. Mr. Duncan entered into the Second Security Agreement with FDIC. On January 1, 1989 Mr. Duncan became the President and Chief Executive Officer of the Company.

         (C) Amendment 2-A. The payment date on the note executed by Mr. Duncan on September 27, 1985 to WSMC was renegotiated by the parties to August 1, 1992. Mr. Duncan entered into the Second Security Agreement with FDIC.

         (D) Amendment 3-A. See Item 6(C) of this Statement.

         (E) Amendment 4-A. See Item 6(C) of this Statement.

         (F) Amendment 5-A. See Item 6(C) of this Statement.

         (G) Amendment 6-A. The Voting Agreement was terminated and replaced with the New Voting Agreement as of October 31, 1996.

         (H) Statement. Pursuant to Section 10.6 of the Prime Purchase Agreement, the Company agreed to have two persons designated by the Prime Sellers (who agreed to be bound by the terms of the New Voting Agreement) to serve on the duly elected Company Board.

         As described in Item 2 of this Statement, the Voting Group entered into the New Voting Agreement on October 31, 1996 whereby the parties thereto agreed to vote all shares of Class A Common Stock and Class B Common Stock, in accordance with the terms and conditions of the New Voting Agreement for certain nominees to the Company Board and on other such matters as further described in this Item 6.

         The New Voting Agreement provides that the Parties will, to the extent possible, cause the full membership of the Company Board to be maintained at not less than eight directors. The New Voting Agreement provides that all of the shares subject to the agreement will be voted as one block for so long as the full membership on the Company Board is at least eight and will be voted for the election to the Company Board of individuals recommended by the Parties to the agreement. The allocation of


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 22
recommendations for positions on the Company Board made by parties to the New Voting Agreement is as follows: (1) for recommendations from MCI, two nominees;
(2) for recommendations from Messrs. Duncan and Walp, one nominee each; (3) for recommendations from TCI, two nominees; and (4) for recommendations from the Prime Sellers who agreed to be bound by the terms of the New Voting Agreement, i.e, the Prime Group (through PIIM), two nominees for so long as (a) such Prime Group (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock and (b) the management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. However, if either of these conditions pertaining to the Prime Group is not satisfied, then the Prime Group (and their distributees who elect in writing to be bound thereby) are to be entitled to recommend only one nominee. If neither of these conditions pertaining to the Prime Group are met, the Prime Group is not to be entitled to recommend any nominee pursuant to the terms of the New Voting Agreement.

         The shares of the Class A and Class B Common Stock subject to the New Voting Agreement are to be voted as one block, to the extent possible, to cause the full membership of the Company Board to be maintained at not less than eight members. Furthermore, under the New Voting Agreement, the shares of Class A and Class B Common Stock subject to it are to be voted on other matters to which the Parties to the agreement have unanimously agreed.

         The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company to take place in June, 2001 or until there remains only one party to the agreement, whichever occurs first. However, the Parties to the New Voting Agreement may extend its term but only upon unanimous vote and written amendment to the agreement. A Party to the New Voting Agreement (other than a member of the Prime Group and their distributees who elect in writing to be bound thereby) will be subject to the Agreement until that party disposes of more than 25% of the votes represented by that Party's holdings of Company common stock, subject to the terms and conditions of the New Voting Agreement. Notwithstanding the foregoing, each Party to the New Voting Agreement must remain a Party as to voting for nominees to the Company Board recommended by the Prime Group and to maintain at least eight members of that board only for so long as either the Prime Group (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock or the Prime Management Agreement is in effect and the Prime Alaska Sellers will thereafter present their nominees for two positions on the Company Board.

         The New Voting Agreement commenced effectiveness as of the Event Date. With the execution of the New Voting Agreement, it is contemplated that the Company Board will take such action as necessary to cause its size to increase from the


SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 23
present seven to nine members and the portion of the Prime Sellers who are Parties, i.e., the Prime Group, will thereafter present its nominees for two positions on the Company Board through its designated agent, PIIM.

         The New Voting Agreement replaces the previous voting agreement ("Voting Agreement") between the following parties: (1) MCI; (2) TCI; (3) Mr. Duncan; and (4) Mr. Walp. Under the terms of the Prime Purchase Agreement, the Company agreed that upon closing on the Prime Purchase Agreement, the Voting Agreement would be terminated and replaced by the New Voting Agreement.

         Under the Prime Registration Rights Agreement, the initial distribution to and, to the extent required, subsequent resales or distributions by the Prime Sellers (and their distributees) of their portion of the Prime Company Shares will be registered under the Securities Act. To the extent subsequent resale or distributions by the Prime Sellers (and their distributees) are required to be registered, the Company will keep the prospectus through which such offers would be made current for a period of two years from the Event Date or otherwise satisfy its responsibilities under the Prime Registration Rights Agreement for registration of the Prime Company Shares through other registration formats.

         Pursuant to the Prime Management Agreement between PIIM and the Company, PIIM will manage the Company cable systems acquired in the Transactions ("Company Cable Systems"). PIIM had, prior to the Event Date, managed the cable television systems owned by Prime and acquired by the Company on the Event Date. The Prime Management Agreement will continue for a term of nine years unless earlier terminated under a number of circumstances including the following: (1) with respect to the any of the Company Cable Systems, upon the termination or revocation of the Company's cable television certificate of public convenience and necessity or franchise for that system; (2) upon the sale of all or substantially all of the assets of the Company Cable Systems or the sale of all of the equity interests of the owner of the Company Cable Systems; (3) upon PIIM's material breach of the agreement and failure to cure within 30 days; (4) upon the Company's material breach of the agreement and failure to cure within 30 days; or (5) after the second anniversary of the date of the Prime Management Agreement, at the option of either PIIM or the Company.

         The Security Agreements consist of the following: (1) a margin account at PaineWebber (loan secured by stock); (2) a pledge of 223,000 shares to secure a note owed to the Company in the amount of $500,000; and (3) a pledge of 100,000 shares as partial security on a note owed to a commercial bank. Both pledges involve non-purpose loans, i.e., the loan proceeds were not used to purchase Class A or Class B Common Stock.



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 24

Item 7.  Material to be Filed as Exhibits.

         (A) Original Statement and Amendments. With respect to the Original Statement and the Amendments, Mr. Duncan incorporates by reference, in accordance with Rule 13d-2(c) and Item 102 of Regulation S-T, the following exhibits: (1) from the Original Statement -- the Form 8-K Current Report for the Company filed with the Commission on or about December 27, 1988; (2) from Amendment 5-A -- (a) the Form 8-K Current Report for the Company filed with the Commission on or about January 14, 1993 and (b) a copy of the letter of intent, as redacted, between MCI and the Company dated December 31, 1992; and (3) from Amendment 6-A -- (a) the Form 8-K Current Reports for the Company filed with the Commission on or about January 14, 1993 and June 4, 1993, and (b) the Voting Agreement.

         (B) Statement. The Prime Purchase Agreement (as amended by the parties), a draft of the Prime Registration Rights Agreement (which is an exhibit to the Prime Purchase Agreement), and the draft of the New Voting Agreement (which is an exhibit to the Prime Purchase Agreement) are each incorporated by reference into this Statement from the Registration Statement on Form S-4 (registration no. 333-13473) filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act, which filing became effective October 4, 1996.



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 25

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

November   , 1996


Name/Title



-----------------------------------------------
RONALD A. DUNCAN
President and Chief Executive Officer
General Communication, Inc.


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



SCHEDULE 13D - DUNCAN CLASS A/7                                          PAGE 26